SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                                 E.ON Energie AG
                        (Name of foreign utility company)

                                     E.ON AG
    (Name of filing company, if filed on behalf of a foreign utility company)

     Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act") and Rule 57, E.ON AG ("E.ON") files this form to notify the Securities and Exchange Commission that its subsidiary company E.ON Energie AG ("E.ON Energie") is a foreign utility company within the meaning of
Section 33 of the Act.

Item 1. State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

     E.ON Energie is located at Brienner Str. 40, 80333 Munich, Germany. E.ON Energie is one of the six interregional electric utilities in Germany that are interconnected in the western European power grid.

     E.ON Energie and its associated companies are actively involved in all segments of the electricity industry in Germany. Its core business consists of the ownership and operation of power generation facilities and the transmission and distribution of electricity. E.ON Energie also distributes gas at retail to industrial customers and to standard-rate customers (households and small businesses), provides water utility services and engages in other energy-related businesses.


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


Power Generation

     Germany. E.ON Energie owns interests in and operates electric power generation facilities in Germany with a total installed capacity of more than 33,000 MW, its attributable share of which is approximately 25,000 MW (not including mothballed, shut down or reduced power plants). The power generation business is subdivided into three units according to fuels used: E.ON Kraftwerke owns and operates the power stations using fossil energy sources, E.ON Kernkraft owns and operates the nuclear power stations and E.ON Wasserkraft owns and operates the hydroelectric power plants. E.ON Energie's German electric power stations are distributed as follows.

------------------------------------- ----------------------------------- -----------------------------------
      Power Station Fuel Type               Total Capacity Net MW            E.ON Energie's Attributable
                                                                                     Capacity MW
------------------------------------- ----------------------------------- -----------------------------------
Nuclear                                                           14,200                               8,437
------------------------------------- ----------------------------------- -----------------------------------
Lignite                                                            2,925                               2,076
------------------------------------- ----------------------------------- -----------------------------------
Hard Coal                                                          8,446                               7,230
------------------------------------- ----------------------------------- -----------------------------------
Natural Gas                                                        3,066                               3,066
------------------------------------- ----------------------------------- -----------------------------------
Fuel Oil                                                           1,152                               1,152
------------------------------------- ----------------------------------- -----------------------------------
Hydroelectric                                                      3,426                               2,854
------------------------------------- ----------------------------------- -----------------------------------
Others                                                                66                                  66
------------------------------------- ----------------------------------- -----------------------------------
E.ON Energie Total (Germany)                                      33,281                              24,881
------------------------------------- ----------------------------------- -----------------------------------

     International. E.ON Energie's international electric utility businesses located outside the U.S. and Germany have a total installed capacity of approximately 17,000 MW, of which approximately 8,700 MW is E.ON Energie's attributable share. E.ON Energie participates in more than a dozen European energy markets, particularly in Scandinavia, Russia, the Baltic region, Poland, the Czech Republic, Hungary, Italy, Switzerland and the Netherlands.

     Scandinavia. E.ON Energie is the largest shareholder in Sydkraft AB, the second largest Swedish utility. Sydkraft is active in the generation, transmission and distribution of electricity. In 2001, it had a total installed generation capacity of 6,555 MW. Sydkraft also distributes gas. E.ON Energie also owns a stake in Norwegian utilities Hafslund ASA and Fredrikstad Energiverk AS and transmission grid operators Fredrikstad EnergiNett AS and Ostfold Energienett AS. Lastly, E.ON Energie owns a stake in Finnish electric utility Espoon Sahko.


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


     Baltic Region and Russia. E.ON Energie owns an interest in AO Lenenergo, St. Petersburg Russia's electric and heating utility, and Latvijas Gaze, the only gas supplier in Latvia. E.ON Energie owns an interest in Lithuanian utility Lietuvos Energija.

     Eastern Europe. E.ON Energie has shareholdings in Hungarian electric utilities DEDASZ, EDASZ and TITASZ and Hungarian gas utility KOGAZ. E.ON Energie has interests in several Czech electricity and gas distribution companies.

     The Netherlands. E.ON Energie owns Dutch power producer E.ON Benelux Generation N.V.

     Other. E.ON Energie owns a stake in Swiss utilities Watt AG and BKW FMB Energie AG.

     E.ON Energie's international electric power stations are distributed as follows.

------------------------------------- ----------------------------------- -----------------------------------
      Power Station Fuel Type         Total Capacity Net MW                  E.ON Energie's Attributable
                                                                                     Capacity MW
------------------------------------- ----------------------------------- -----------------------------------
Nuclear                                                            9,439                               2,632
------------------------------------- ----------------------------------- -----------------------------------
Hard Coal                                                          1,666                               1,353
------------------------------------- ----------------------------------- -----------------------------------
Natural Gas                                                        1,600                               1,524
------------------------------------- ----------------------------------- -----------------------------------
Fuel Oil                                                           1,045                                 787
------------------------------------- ----------------------------------- -----------------------------------
Hydroelectric                                                      2,989                               2,426
------------------------------------- ----------------------------------- -----------------------------------
Wind                                                                  12                                  11
------------------------------------- ----------------------------------- -----------------------------------
Others                                                                48                                  24
------------------------------------- ----------------------------------- -----------------------------------
E.ON Energie Total (International)                                16,799                               8,757
------------------------------------- ----------------------------------- -----------------------------------

Transmission

     The German power transmission grid of E.ON Energie is located in the German states of Schleswig-Holstein, Lower Saxony, North Rhine-Westphalia, Hesse, Bavaria, Brandenburg, Saxony-Anhalt, Thuringia and Mecklenburg- Western Pomerania and reaches from the Scandinavian border to the Alps. The grid is interconnected with the western European power grid with links to the Netherlands, Austria, Denmark and eastern Europe. With a system length of over 37,000 km (23,000 miles) and a coverage area of nearly 170,000 square km (66,000 square miles), the grid covers more than one-third of the surface area of Germany. The system is operated from two main circuit control headquarters. In addition, there are more than twenty smaller control and service units at decentralized locations within the grid area. E.ON Energie


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also owns two-thirds of the Baltic Cable, a direct current submarine interconnector with a 600 MW capacity, linking E.ON Energie to Scandinavia. The transmission system is mainly, but not completely (depending on regional locations), operated by E.ON Netz GmbH, a wholly-owned subsidiary of E.ON Energie.

     E.ON Energie distributes electricity in northern, central and southern Germany through majority and minority shareholdings in regional utilities. E.ON Energie supplied about one-third of the electricity consumed in Germany in 2001. Some of E.ON Energie's electric distribution companies also distribute gas to households, small consumers and industrial customers in many parts of Germany. Through its subsidiaries and companies in which it has significant shareholdings, E.ON Energie serves eleven million electricity customers (households) and more than six million gas customers. Many of E.ON Energie's international holdings, described above, also provide gas distribution services.

     E.ON Energie is a wholly owned subsidiary of E.ON AG. E.ON Energie and its subsidiaries are further described in Exhibit G-1 to Securities and Exchange Commission File No. 70-09961, which is incorporated herein by reference.

     E.ON Energie does not derive any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas for heat, light, or power, within the U.S. Neither E.ON Energie nor any of its subsidiary companies is a public utility company operating in the United States.

Item 2. State the name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

     E.ON Energie does not have, at this time, any domestic associate public utility companies. However, E.ON Energie's parent company, E.ON AG, has entered into a definitive agreement to purchase Powergen plc ("Powergen"), a registered holding company. E.ON filed an application with the SEC for authorization of the proposed acquisition of Powergen by E.ON (the "Acquisition"), and for certain related transactions, in File No. 70-09961. The acquisition was authorized by Commission order dated June 14, 2002 (Holding Co. Act Release No. 27539). Upon the consummation of the acquisition of Powergen by E.ON, the following companies will be domestic associate public-utility companies of E.ON - Louisville Gas and Electric Company


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


("LG&E") and Kentucky Utilities Company ("KU"). LG&E Energy Corporation ("LG&E Energy") is an indirect wholly-owned subsidiary of Powergen. LG&E Energy directly owns all of the shares of LG&E and KU. LG&E Energy is a holding company exempt from registration under Section 3(a)(1) of the Act.

     LG&E Energy, LG&E and KU will not issue any security for the purpose of financing the ownership or operation of E.ON Energie, nor will they assume any obligation or liability as guarantor, endorser, surety, or otherwise in respect of any security of E.ON Energie. LG&E Energy, LG&E and KU have not paid anything to finance E.ON's interest in E.ON Energie. Furthermore, LG&E and KU will not be direct or indirect subsidiaries of E.ON Energie after the Acquisition is consummated.


Exhibit A.

Not applicable.


                                    SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                          E.ON AG on behalf of E.ON Energie AG

Date:  June 26, 2002                      By: /s/ Ulrich Huppe
                                              ----------------

                                          Name: Ulrich Huppe
                                          Title: Executive Vice President

                                          By: /s/ Dr. Rolf Pohlig

                                          Name:  Dr. Rolf Pohlig
                                          Title: Executive Vice President



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